SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )

Under the Securities Exchange Act of 1934

Metaworks Platforms Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

23131W103
(CUSIP Number)

03/25/2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23131W103	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stuart Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 7,000,000
	6.	Shared Voting Power - 0
	7.	Sole Dispositive Power - 7,000,000
	8.	Shared Dispositive Power - 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 7,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 5.96%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 23131W103	Page 3 of 5

ITEM 1:

(a) Name of Issuer: Metaworks Platforms Inc.

(b) Address of Issur’s Principal Executive Offices:

3250 Oakland Hills Court
Fairfield, CA 94534

ITEM 2:

(a) Name of Person Filing: Stuart Gray

(b) Address of Principal Business Office or, if None, Residence:

Suite 1800 – 1631 Dickson Ave.
Kelowna, BC V1Y 0B5
Canada

(c) Citizenship: Canadian

(d) Title of Class of Securities: Common

(e) CUSIP Number: 23131W103

ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

CUSIP No. 23131W103	Page 4 of 5

ITEM 4: OWNERSHIP.

(a) Amount beneficially owned: 7,000,000

(b) Percent of class: 5.96%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	7,000,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	7,000,000
(iv)	Shared power to dispose or to direct the disposition of	0

ITEM 5: OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

None

ITEM 6: OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

None

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8: IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9: NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10: CERTIFICATIONS.

Not applicable

CUSIP No. 23131W103	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2024	By:	/s/ Stuart Gray
Stuart Gray